SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:  15 August 2007

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward Assistant Secretary

Date: 15 August 2007

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand, London, WC2N 5EH,

United Kingdom

Update- from 7 July to 14 August 2007

------------------------------------

Recent Announcements to the London Stock Exchange

DATE	DETAILS

13.8.07 Voting Rights and Capital (Transfer of shares out of Treasury)
13.8.07 Blocklisting Six Monthly Return
8.8.07 Directors Interests - Share Incentive Plan - monthly update
2.8.07 Director Interests- Maria Richter purchases shares
2.8.07 Publication of Prospectus; National Grid plc / National Grid Electricity Transmission plc Euro 15,000,000,000 Euro Medium Term Note Programme
19.7.07 Director’s Interests- Mark Fairbairn exercises Executive Options
16.7.07 Voting Rights and Capital (Transfer of shares out of Treasury)
13.7.07 Update on National Grid Acquisition of Keyspan (New Hampshire approval)
10.7.07 Directors Interests - Share Incentive Plan - monthly update

---------------------------------

Notes:

NG has continued its share repurchase programme. Annexed are further announcements made on 10, 11, 12, 13, 16, 17, 18, 19, 20, 24, 25, 26, 27, 30 July 2007, and 1, 2, 3, 6, 7, 8, 10, 13 and 14 August 2007 in respect of repurchases on each preceding business day.

During the period four separate ‘same day’ Forms 6-k were sent; on 9 July (‘Update on National Grid Acquisition of Keyspan’), 12 July (‘National Grid Appoints US Board Director’), 30 July (‘National Grid plc Interim Management Statement for the period 1 April 2007 to 27 July 2007’) and on 31 July (3 items- ‘Agreed Sale of Basslink Electricity Interconnector’; ‘AGM poll results’; and ‘Voting Rights and Capital-Update’).

ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand

London

WC2N 5EH

United Kingdom

Update- from 7 July to 14 August 2007

National Grid plc (NG)

10th July 2007

(Notification of Directors' Interests, pursuant to Section 324(2)

of the Companies Act 1985)

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NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 32,076 NG ordinary shares under the scheme was confirmed by the Trustee yesterday, the shares having been purchased in the market on 9 July, at a price of 727.5 pence per share, on behalf of some 2,600 participants.

The following executive Directors of NG are beneficiaries of the number of shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	17 Ordinary Shares
Steven Holliday	17 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	716,987 Ordinary Shares Nil- B shares - unchanged
Mark Fairbairn	324,882 Ordinary Shares B Shares- 6,132- unchanged

Contact: D C Forward, Assistant Secretary (0207 004 3226)

13 July 2007

National Grid plc

UPDATE ON NATIONAL GRID ACQUISITION OF KEYSPAN

National Grid is pleased to announce that the New Hampshire Public Utilities Commission (NHPUC) has issued an order approving the acquisition of KeySpan. This order follows the settlement in principle previously announced on 27 April 2007.

The sole remaining approval for the acquisition is authorisation by the New York Public Service Commission (NYPSC). National Grid announced on 6 July 2007 that it had reached an agreement in principle with the staff of the New York State Department of Public Service and several other parties regarding the acquisition of KeySpan, the latest procedural schedule indicates that the merger approval will be placed before the NYPSC for a vote as on 22 August. Subject to an approval vote, completion of the acquisition is expected shortly thereafter.

Contacts

National Grid:

Investors

David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322 (m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321 (m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902 (m)

Media

Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173 (m)

Brunswick:
Paul Scott	+44 (0)20 7396 5333	+44 (0)7974 982333(m)

16 July 2007

National Grid plc (NG.) – Voting Rights and Capital- Update

Today, National Grid transferred 19,867 shares held in Treasury to employee share scheme participants. Following this change, National Grid plc’s registered capital consists of 2,669,361,076 ordinary shares, of which 13,919,121 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,655,441,955 shares with voting rights.

The figure of 2,655,441,955 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA's Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and cancellation, or transfer to Treasury, of the shares involved (and any earlier repurchases which remain to be registered).

19 July 2007

Director’s Interests in National Grid plc (NG.) Ordinary Shares

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National Grid Executive Share Option Scheme

Today, the Trustee of the National Grid 1996 Employee Benefit Trust (ESOP) confirmed that, late on 17 July 2007, Mark Fairbairn exercised the Award made in June 1998, over 8,649 shares granted at 375.75p. Of these shares, 2,367 are retained by him, after disposing of 6,282 shares, at a price of 700.18p also on 17 July 2007, to meet exercise costs and statutory deductions.

Mark Fairbairn’s total interest after this event is over 318,600 NG. ordinary shares.

2 August 2007

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus for the National Grid plc / National Grid Electricity Transmission

plc Euro 15,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4352b_-2007-8-2.pdf

-----------------------------

For further information, please contact

Andrew Kluth

Assistant Treasurer

National Grid plc

1-3 Strand

London WC2N 5EH

Tel:	+44 20 7004 3365
Fax:	+44 20 7004 3363

---------------------------------------------------------

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS

The company news service from the London Stock Exchange

2 August 2007

National Grid plc (NG)

------------------------------------------

Directors' Share Purchase

We have been notified that Maria Richter, Non-Executive Director of NG, today acquired an interest in 1,500 NG ordinary shares, purchased by her husband at a price of 707.5 pence per share.

This transaction increases her total interest to 3,255 NG ordinary shares.

National Grid plc (NG)

8th August 2007

Notification of Directors' Interests

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NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 33,156 NG ordinary shares under the scheme was confirmed by the Trustee late yesterday, the shares having been purchased in the market on 7 August, at a price of 718.5 pence per share, on behalf of some 2,600 participants.

The following executive Directors of NG are beneficiaries of the number of shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	18 Ordinary Shares
Steven Holliday	18 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	318,618 Ordinary Shares B Shares- 6,132- unchanged
Steven Holliday	717,005 Ordinary Shares Nil- B shares - unchanged

Contact: D C Forward, Assistant Secretary (0207 004 3226)

National Grid plc ('NG')

13th August 2007

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Block Listing Six Monthly Return

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NB: References are to NG Ordinary shares of 11 17/43p.

1. Name of Company	National Grid plc
2. Name of Scheme	Employee Shareschemes
3. Period	1 February 2007 to 31 July 2007
4. Shares not issued at end of last period:	487,617 Plus additional blocklisting of 5 million shares on 14 February 2007
5. Shares issued/allotted during period:	4,137,105
6. Balance not yet issued/allotted at end of period:	1,350,512
7. No. of shares originally listed and date of admission:	On 1 August 2005, following NG’s capital consolidation, a total of 2,712,727,627 New Ordinary Shares of 11 17/43 pence were in issue.

Total number of shares in issue at end of the period: 2,656,395,076 (following the repurchase and cancellation of 61,820,959 shares in the period). In addition a total of 14 million shares were repurchased and held in Treasury. Following transfers to sharescheme participants, the balance of Treasury shares at 31 July 2007 was 13,905,602 with resulting voting share capital being 2,642,489,474.

-----------------------------------------------------------------

Contact: D C Forward, Assistant Secretary

Tel: 0207 004 3226

National Grid plc ('NG')

13th August 2007

-----------------------------------------------------

Block Listing Six Monthly Return

-----------------------------------------------------

NB: References are to NG Ordinary shares of 11 17/43p.

1. Name of Company	National Grid plc
2. Name of Scheme	National Grid Electricity Transmission plc- 4.25 per cent Exchangeable Bonds 2008.
3. Period	1 February 2007 to 31 July 2007.
4. Shares not issued at end of last period:	37,388
5. Shares issued/allotted during period:	Nil
6. Balance not yet issued/allotted at end of period:	37,388
7. No. of shares originally listed and date of admission:	On 1 August 2005, following NG’s capital consolidation, a total of 2,712,727,627 New Ordinary Shares of 11 17/43 pence were in issue.

Total number of shares in issue at end of the period: 2,656,395,076 (following the repurchase and cancellation of 61,820,959 shares in the period). In addition a total of 14 million shares were repurchased and held in Treasury. Following transfers to sharescheme participants, the balance of Treasury shares at 31 July 2007 was 13,905,602 with resulting voting share capital being 2,642,489,474.

-----------------------------------------------------------------

Contact: D C Forward, Assistant Secretary

Tel: 0207 004 3226

13 August 2007

National Grid plc (NG.) – Voting Rights and Capital- Update

Today, National Grid transferred 14,475 shares held in Treasury to employee share scheme participants. Following this change, National Grid plc’s registered capital consists of 2,639,875,076 ordinary shares, of which 13,891,127 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,625,983,949 shares with voting rights.

The figure of 2,625,983,949 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA's Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and cancellation, or transfer to Treasury, of the shares involved (and any earlier repurchases which remain to be registered).

National Grid plc – Transaction in Own Shares

10 July 2007

National Grid plc announces that on 9 July 2007 it purchased for cancellation 1,250,000 of its ordinary shares at a price of 724.6098 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,656,602,088, and the number of ordinary shares in Treasury will be 13,938,988.

National Grid plc – Transaction in Own Shares

11 July 2007

National Grid plc announces that on 10 July 2007 it purchased for cancellation 1,180,000 of its ordinary shares at a price of 720.24 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,655,422,088, and the number of ordinary shares in Treasury will be 13,938,988.

National Grid plc – Transaction in Own Shares

12 July 2007

National Grid plc announces that on 11 July 2007 it purchased for cancellation 1,700,000 of its ordinary shares at a price of 710.82 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,653,722,088 and the number of ordinary shares in Treasury will be 13,938,988.

National Grid plc – Transaction in Own Shares

13 July 2007

National Grid plc announces that on 12 July 2007 it purchased for cancellation 2,200,000 of its ordinary shares at a price of 703.18 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,651,522,088 and the number of ordinary shares in Treasury will be 13,938,988.

National Grid plc – Transaction in Own Shares

16 July 2007

National Grid plc announces that on 13 July 2007 it purchased for cancellation 2,000,000 of its ordinary shares at a price of 704.70 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,649,522,088 and the number of ordinary shares in Treasury will be 13,938,988.

National Grid plc – Transaction in Own Shares

17 July 2007

National Grid plc announces that on 16 July 2007 it purchased for cancellation 1,400,000 of its ordinary shares at a price of 707.56 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,648,141,955 and the number of ordinary shares in Treasury will be 13,919,121.

National Grid plc – Transaction in Own Shares

18 July 2007

National Grid plc announces that on 17 July 2007 it purchased for cancellation 1,596,000 of its ordinary shares at a price of 702.49 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,646,545,955 and the number of ordinary shares in Treasury will be 13,919,121.

National Grid plc – Transaction in Own Shares

19 July 2007

National Grid plc announces that on 18 July 2007 it purchased for cancellation 1,200,000 of its ordinary shares at a price of 703.73 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,645,345,955 and the number of ordinary shares in Treasury will be 13,919,121.

National Grid plc – Transaction in Own Shares

20 July 2007

National Grid plc announces that on 19 July 2007 it purchased for cancellation 1,730,000 of its ordinary shares at a price of 713.07 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,643,615,955 and the number of ordinary shares in Treasury will be 13,919,121.

National Grid plc – Transaction in Own Shares

24 July 2007

National Grid plc announces that on 23 July 2007 it purchased for cancellation 1,140,000 of its ordinary shares at a price of 716.80 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,642,475,955 and the number of ordinary shares in Treasury will be 13,919,121.

National Grid plc – Transaction in Own Shares

25 July 2007

National Grid plc announces that on 24 July 2007 it purchased for cancellation 2,160,000 of its ordinary shares at a price of 702.87 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,640,315,955 and the number of ordinary shares in Treasury will be 13,919,121.

National Grid plc – Transaction in Own Shares

26 July 2007

National Grid plc announces that on 25 July 2007 it purchased for cancellation 2,000,000 of its ordinary shares at a price of 692.45 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,638,315,955 and the number of ordinary shares in Treasury will be 13,919,121.

National Grid plc – Transaction in Own Shares

27 July 2007

National Grid plc announces that on 26 July 2007 it purchased for cancellation 2,500,000 of its ordinary shares at a price of 694.00 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,635,815,955 and the number of ordinary shares in Treasury will be 13,919,121.

National Grid plc – Transaction in Own Shares

30 July 2007

National Grid plc announces that on 27 July 2007 it purchased for cancellation 3,500,000 of its ordinary shares at a price of 700.19 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,632,315,955 and the number of ordinary shares in Treasury will be 13,919,121.

National Grid plc – Transaction in Own Shares

01 August 2007

National Grid plc announces that on 31 July 2007 it purchased for cancellation 2,180,000 of its ordinary shares at a price of 692.87 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,640,309,474 and the number of ordinary shares in Treasury will be 13,905,602.

National Grid plc – Transaction in Own Shares

02 August 2007

National Grid plc announces that on 01 August 2007 it purchased for cancellation 2,000,000 of its ordinary shares at a price of 704.34 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,638,309,474 and the number of ordinary shares in Treasury will be 13,905,602.

National Grid plc – Transaction in Own Shares

03 August 2007

National Grid plc announces that on 02 August 2007 it purchased for cancellation 1,350,000 of its ordinary shares at a price of 710.66 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,626,799,474 and the number of ordinary shares in Treasury will be 13,905,602.

National Grid plc – Transaction in Own Shares

06 August 2007

National Grid plc announces that on 03 August 2007 it purchased for cancellation 830,000 of its ordinary shares at a price of 714.39 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,625,969,474 and the number of ordinary shares in Treasury will be 13,905,602.

National Grid plc – Transaction in Own Shares

7 August 2007

National Grid plc announces that on 6 August 2007 it purchased for cancellation 665,000 of its ordinary shares at a price of 714.53 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,625,304,474 and the number of ordinary shares in Treasury will be 13,905,602.

National Grid plc – Transaction in Own Shares

8 August 2007

National Grid plc announces that on 7 August 2007 it purchased for cancellation 600,000 of its ordinary shares at a price of 720.50 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,624,704,474 and the number of ordinary shares in Treasury will be 13,905,602.

National Grid plc – Transaction in Own Shares

10 August 2007

National Grid plc announces that on 9 August 2007 it purchased for cancellation 1,154,000 of its ordinary shares at a price of 723.30 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,623,550,474 and the number of ordinary shares in Treasury will be 13,905,602.

National Grid plc – Transaction in Own Shares

13 August 2007

National Grid plc announces that on 10 August 2007 it purchased for cancellation 475,000 of its ordinary shares at a price of 725.41 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,623,075,474 and the number of ordinary shares in Treasury will be 13,905,602.

National Grid plc – Transaction in Own Shares

14 August 2007

National Grid plc announces that on 13 August 2007 it purchased for cancellation 1,100,000 of its ordinary shares at a price of 723.2888 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,621,989,949 and the number of ordinary shares in Treasury will be 13,891,127.